

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2019

Steven J. Fasching
Chief Financial Officer
Deckers Outdoor Corp.
250 Coromar Drive
Goleta, CA 93117

> **Re: Deckers Outdoor Corp.**
> **Form 10-K for Fiscal Year Ended March 31, 2018**
> **Filed May 30, 2018**
> **Form 8-K**
> **Filed January 31, 2019**
> **File No. 001-36436**

Dear Mr. Fasching:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction